GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
YEAR ENDED MAY 31, 2008

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the year ended May 31, 2008 (“2008”) and its financial position as at May 31, 2008. The MD&A should be read in conjunction with Grandview’s audited annual financial statements and related notes as at May 31, 2008.

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 17 to the financial statements for 2008.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

The comparative reporting periods are the year ended May 31, 2007 (“2007”) and the year ended May 31, 2006 (“2006”).

This MD&A was prepared on August 28, 2008.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing gold properties in North America. Grandview continues to be involved in the acquisition, exploration and, if warranted, the development of properties for the mining of precious metals in Ontario and Manitoba, Canada and Nevada, USA.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining.

On March 26, 2004, the Company put a new management team in place, identified an exploration property of merit with a geological report in accordance with the National Instrument 43-101, and acquired an option to earn an interest in the Pony Creek/Elliot Dome Properties; the terms of which it subsequently fulfilled (refer below).

Properties and Projects

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

Grandview has an 80% undivided interest in the Pony Creek and Elliot Dome properties, both in Elko County, Nevada.

In terms of an option agreement between the Company and Mill City, dated April 14, 2005, Mill City has exercised its option to dilute its 40% participating interest in the Pony Creek / Elliot Dome Properties to a 20% carried interest, up to and including the date on which the bankable feasibility study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in immediately converts the Company’s 60% interest to a 80% interest in the Pony Creek / Elliot Dome Properties.

Exploration costs of $1,292,883 were incurred during 2008. Exploration costs incurred during 2007 were $2,504,875 and exploration costs incurred during 2006 were $1,469,708. Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2008 are $5,679,340.

During the 2008 fiscal year the Company completed a 13-hole reverse circulation drill program for a total of 12,830 feet (3,910.4 meters) on three separate target areas across the property. In addition, our geological staff continued mapping, sampling and geophysical interpretation to help further delineate drill targets. A large historic database was examined to identify additional clues with respect to controls of mineralization within the South Resource area. New structural concepts were tested and proved very successful. Five drill holes tested the idea of northerly structures as conduits for fluid flow in the South Resource Area and we were rewarded with several holes intersecting significant gold grades, including 42.7 meters grading 2.59 grams per tonne gold. We are currently modeling this new data in an attempt to better understand controls on mineralizing fluids and determine the overall potential of the project.

A deep, 2000 foot (609.6 meter) hole was drilled at the Red Rock target to test for a hidden “Rain” type which was projected to be intersected at a down hole depth of approximately 1,500 depth. Unfortunately the target contact was not reached after reaching rig capacity and the hole was stopped.

Seven drill hole also explored the Pony Creek West area. All holes encountered anomalous gold values in what is mapped as Chainman Formation units, but no significant intercepts were discovered.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”). The Company obtained this interest by fulfilling the terms of its original option agreement with Fronteer Development Group Inc. (“Fronteer”). Under the terms of the option agreement, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in the Property by incurring exploration expenditures of $300,000, which it has, making payments totaling $75,000 to the underlying property vendor and by issuing 160,000 shares of the Company at $1.25 per share (for a total value of $200,000) to a third party as a finder’s fee. The Company recently presented a detailed accounting of its $1,711,000 exploration program completed to date, as well as plans for exploration moving forward. Fronteer accepted, in writing, the Company’s earn-in and has further informed the Company that, as per the terms of the option agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the property.

Grandview has an option to acquire a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”). Grandview may earn this interest, under an amended agreement with EMCO Corporation SA (“EMCO”), by incurring $500,000 in resource exploration and development expenditures and by issuing 100,000 common shares of the Company in addition to the 55,000 shares already issued to EMCO (155,000 common shares were issued and valued at $57,000 up to August 31, 2007) and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expires 36 months from the date of issuance).

Exploration costs of $1,744,811 were incurred during 2008 on the Red Lake Properties (2007: $456,357, 2006: $1,069,241). Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2008 are $3,275,971.

At the Dixie Lake Property, the Company completed two drilling campaigns between the summer of 2007 and the end of the winter 2008 on the Dixie Lake property. The summer program included 18 diamond drill holes (4,563 meters of core) drilled on a number of known zones including the; 88-04 Zone, Main Zone, South Zone, C-Zone, and the MMI-East Zone. The most significant results was the discovery of a previously unknown zone of high-grade quartz veins with abundant visible gold in drill core. We identified this area as the New South Zone (“NS Zone”). This type of mineralization more closely resembles the high-grade mineralization that Goldcorp is mining just northwest of us at the Red Lake mine complex. An intercepts of 22.90 grams per tonne gold over 2.86 meters (amongst others) in the summer 2007 program prompted us to return to continue testing the zone. In January 2008 we completed an additional two drill holes on the NS Zone and were successful in intersecting the quartz vein zone with one of the two holes, returning 18.26 grams per tonne over 2.20 meters.

Ongoing evaluation of this new target area continues and it is hoped that additional drilling will help to enlarge and delineate the zone.

At the Sanshaw-Bonanza Property in Red Lake the Company completed a five (5) hole diamond drill program totalling 1,087 meters. The drill program targeted geophysical and structural elements beneath the waters of Red Lake and thus drilling was carried out during the winter months in early 2008 when sufficient ice thickness was present.

Three holes targeted what is believed to be the southwest extension of a structural corridor from the Goldcorp/Premier Gold Bonanza property immediately adjacent to the Company's property. Difficulties reaching bedrock and coring resulted in abandoning the holes after several attempts.. These targets remain untested and we hope to return to the area to pursue drilling. The drill was then pulled back to a land based setup and two holes were successfully drilled on the margin of the historic Orlac Deposit. Gold bearing mineralization was encountered in holes BS-08-03 and BS-08-04 in proximity to a granite-volcanoclastic contact zone.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”.

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview may earn this interest by completing $250,000 in exploration work by December 31, 2007. In January, the company successfully negotiated an extension to the Gem Property to December 31, 2008. In return for the extension, Grandview forwarded digital information from the airborne geophysical survey completed by Grandview in 2006 to Marum Resources. Marum Resources will process the data and combine that information with other data in its possession. Marum Resources will then share the information with Grandview once compiled.

Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

Exploration costs of $659,042 were incurred during 2008 on the Manitoba Properties (2007: $209,216, 2006: $217,581). Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2008 are $1,327,639.

In Manitoba ASK Prospecting complete a first pass assessment of our claim groups in southeastern portion of the Rice Lake Belt. The results were mixed, but did identify a number of areas to follow up, including the Angelina property towards the north end of our land position. A number of samples returned +10 grams per tonne assays (with visible gold noted) on some shear zones that had previously been identified, but not drilled.

The Company completed a limited seven-hole (1,193 meter) drill program on the Angelina Property in the fall to test a gold bearing shear zone at depth. Our efforts were not rewarded and we have no further plans for the Angelina Property at thins time.

Rocky Ridge Property in Manitoba, Canada

Grandview had an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). Grandview may have earned this interest by incurring $600,000 in resource exploration and development expenditures, making $85,000 in payments and issuing 225,000 shares of the Company, over a 2-year period. The Company allowed its option to lapse on this property during 2008, due to poor drill results.

Exploration costs of $Nil were incurred during 2008 on the Rocky Ridge Property (2007: $548,404, 2006: $Nil). Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2008 of $548,404 were written off during 2008.

Private Placements

On August 31, 2005, September 15, 2005 and October 19, 2005, Grandview completed a private placement offering in three tranches resulting in the placement of a total of 1,389,424 units, with each such unit being comprised of one common share and one half of one purchase warrant, where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.25 per unit and 1,620,000 flow through common shares at $1.25 per flow through common share for total gross proceeds of $3,761,780. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

On March 27, 2006, Grandview completed a private placement offering of 3,985,974 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.10 per unit for total gross proceeds of $4,384,571. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

The Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement concluded on December 28, 2006. The private placement consisted of 2,399,998 flow-through units at a price of $0.65 per unit. Each unit consists of one flow-through common share of the Company and one-half of one non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $1.40 for a period of 24 months from closing to acquire one common share of the Company. The Company paid a finder’s fee of 8 percent of the gross proceeds raised under the private placement and issued finder’s options to acquire non-flow-through Units of the Company at a price of $0.65 per unit for a period of 24 months from closing. The proceeds from the Unit offering are being used to fund the Company’s Canadian gold exploration programs at the Rocky Ridge Property in Manitoba, the Rice Lake Properties in Manitoba and the Red Lake Properties in Ontario.

On March 16, 2007, the Company completed a private placement offering of 3,250,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.65, at the subscription price of $0.45 per unit for total gross proceeds of $1,462,500. The proceeds from the offering are being used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital.

On July 6, 2007, the Company completed a private placement offering of 8,589,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.65, at the subscription price of $0.40 per unit for total gross proceeds of $3,435,600. The proceeds from the offering are being used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital. At the same time, the Company closed a non-brokered placement on the same terms for additional proceeds of $50,000 on the sale of a further 125,000 units. In connection with the brokered placement, Grandview paid a cash fee to an agent of 8% ($274,848) of the gross proceeds raised under the brokered placement and also issued broker warrants to acquire 8% of the total number of units issued under the brokered placement at a price of $0.40 per unit for a period of 24 months from closing. In addition, Grandview also paid a cash work fee of $7,500 for certain services of the Agent. Other costs associated with the private placement amounted to $103,497.

In connection with this offering, the Company secured the consent of its shareholders at a special meeting, which occurred on May 17, 2007. A special meeting was required to be called in order to approve this placement under TSX policies as the total number of common shares issuable thereunder exceeded 25% of the then issued and outstanding capital of the Company.

On December 21, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. The brokered placement resulted in the issuance of 1,312,000 units in the capital of the Company at a purchase price of $0.55 per unit for gross proceeds of $721,600 and 605,000 flow-through shares at a purchase price of $0.65 per share for gross proceeds of $393,250. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one further common share of the Company at a price of $0.70 for a period of 24 months from closing.

In connection with the brokered placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised under the brokered placement and also issued broker options to acquire 8% of the total number of units issued under the brokered placement at a price of $0.60 per unit for a period of 24 months from closing.

On December 28, 2007, the Company closed a non-brokered private placement. The non-brokered placement resulted in the issuance by Grandview of a total of 538,000 flow-through shares at a purchase price of $0.65 per flow-through share for gross proceeds of $349,700.

Flow-through Shares

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007, creating a future income tax recovery in 2008 of approximately $260,255 (2007: $563,472, 2006: $731,430) which was allocated as a cost of issuing the flow-through shares. Refer also the “Results of Operations” section for further discussion of the tax consequences of issuing flow-through shares.

Stock Options and Warrants

On June 1, 2006, the Company issued to a consultant an option to purchase 100,000 common shares at an exercise price of $1.10 for a period of 5 years.

On July 11, 2006 the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI") to assist with investor and public relation services on behalf the Company. CCL and CCCI will each receive a monthly retainer of US$10,000 for an 18-month term subject to termination by the Company with 30 days written notice. The Company issued as compensation to CCL an option to purchase 500,000 common shares at an exercise price of $1.10 per share for the term of the agreement.

On July 11, 2006 the Company also retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz received an option to purchase 100,000 common shares at an exercise price of $1.10 per common share for a period of 12 months.

On July 11, 2006, the Company issued to a consultant an option to purchase 50,000 common shares at an exercise price of $1.10 for a period of 12 months, which has subsequently expired.

On October 31, 2006, the Company issued to the President and CEO of the Company 500,000 options at an exercise price of $1.00 for a period for a period of 5 years.

In connection with the Company's December 2006 non-brokered private placement, 240,000 finder's warrants were issued. Each finder's warrant will allow the warrant holder to acquire one non-flow-through unit of the Company at a price of $0.65 per unit for a period of 24 months from closing.

In connection with the Company’s March 16, 2007 non-brokered private placement, 325,000 finder’s warrants were issued. Each finder’s warrant will allow the warrant holder to acquire one non-flow-through unit (one common share purchase warrant) of the Company at a price of $0.45 per unit for a period of 24 months from closing.

The Company granted 2,000,000 options to directors, officers, geologists and consultants of the Company, effective September 28, 2007. Each such option is exercisable at a price of $0.68 for a period of five years. All the options granted vested immediately.

The Company granted 700,000 options to a consultant of the Company on April 15, 2008. Each option is exercisable at a price of $0.50 for a period of two years. All the options granted vested immediately.

During 2008, 125,000 stock options were cancelled and 850,000 stock options expired. During 2007, 375,000 stock options were cancelled and 250,000 stock options expired, in accordance with the agreements entered into with two consultants that left the employ of Grandview during 2007.

Results of Operations

	Year Ended May 31, 2008	Year Ended May. 31, 2007	Year Ended May. 31, 2006
Revenue	$ 0	$ 0	$ 0
Expenses	2,797,600	2,824,324	1,564,646
Net loss	(3,005,834)	(2,239,170)	(1,003,216)
Net loss per share	(0.09)	(0.11)	(0.07)
Cash flows used in operating activities	(1,560,453)	(1,668,606)	(992,736)
Cash and cash equivalents, end of period	84,856	1,299,277	3,802,800
Assets	11,673,136	9,217,009	7,651,243

Grandview incurred a net loss of $3,005,834 for 2008, compared with a loss of $2,239,170 for 2007 and a loss of $1,003,216 for 2006, due predominantly to $528,376 in mineral property write-off incurred during 2008 (2007: $Nil, 2006: $Nil) and an income tax recovery of $260,255 for 2008, compared with income tax recoveries of $563,472 and $731,430 for 2007 and 2006 respectively. In addition, while stock option compensation for 2008 has decreased by $36,562 compared with 2007, it has increased by $748,425 compared with 2006. Management considers the loss incurred during 2008 to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties.

Total expenses for 2008 were $2,797,600, compared with $2,824,324 for 2007 (2006: $1,564,646). Total expenses for 2008 are similar to 2007 and the increase compared with 2006 is predominantly due to increased stock option compensation (refer previous paragraph) and an increase in investor relations, business development and reporting issuer maintenance costs of $330,546.

Flow-through interest expense of $44,688 for 2008 is the result of interest charges calculated on the monthly amount of unspent flow-through funds. Total flow-through funds of approximately $1.6 million relating to 2008 under the “look-back rule” were completely expended by December 31, 2007. The $141,366 in flow-through interest expense for 2007 is the result of regulatory interest and penalties that arose from the Company’s failure to expend the approximately $2.0 million in flow-through expenditure obligation by December 31, 2006 (actual expenditure approximately $1.3 million), as required pursuant to flow-through subscription agreements entered into by the Company with certain investors in the fall of 2006. The funds were expended largely in connection with the exploration of the Company’s properties but these expenses did not all qualify as Canadian exploration expenses.

Cash flows used in operating activities for 2008 of $1,560,453 decreased by $108,153 compared with 2007 and increased by $567,717 compared with 2006. The decrease compared for 2008 compared with 2007 is due to the beneficial impact of non-cash working capital changes. The increase compared with 2006 is due predominantly related to increased investor relations, business development and reporting issuer maintenance costs of $330,546, as well as an increase in professional fees of $92,735.

The Company has provided a valuation allowance equal to its future tax assets, as it presently more likely than not that they will be realized. The income tax recovery of $260,255 compares with an income tax recovery of $563,472 for 2007 and an income tax recovery of $731,430 for 2006. The future tax assets resulted from non-capital losses carried forward and this benefit has been used to reduce the future income tax liability, which arose from the difference between the carrying amount of the resource properties and their tax bases, in turn as a result of the renunciation of flow-through expenditures in favour of investors in the Company’s flow-through share financings.

Grandview’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements. Refer “Private Placements” section above.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Fourth Quarter May 31, 2008	Third Quarter Feb. 28, 2008	Second Quarter Nov. 30, 2007	First Quarter Aug. 31, 2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	425,903	264,491	1,731,395	375,811
Net loss	(870,408)	(34,115)	(1,711,526)	(389,785)
Net loss per share	(0.03)	(0.00)	(0.05)	(0.01)
Cash flows from (used in) operating activities	(244,135)	(99,957)	(956,614)	(259,747)
Cash and cash equivalents, end of period	84,856	924,008	153,336	426,768
Assets	11,673,136	12,383,498	11,312,038	12,064,680

	Fourth Quarter May 31, 2007	Third Quarter Feb. 28, 2007	Second Quarter Nov. 30, 2006	First Quarter Aug. 31, 2006
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	370,329	666,918	858,082	928,995
Net income (loss)	193,241	(666,918)	(851,293)	(914,200)
Net income (loss) per share	0.01	(0.03)	(0.04)	(0.05)
Cash flows used in operating activities	(269,368)	(430,290)	(335,602)	(633,346)
Cash and cash equivalents, end of period	1,299,277	1,083,491	550,393	2,343,105
Assets	9,217,009	8,357,714	7,138,846	7,211,013

Liquidity and Capital Resources

Grandview’s working capital on May 31, 2008, was $1,168,570 compared with $1,575,617 on May 31, 2007. The combined total of the Company’s cash and its short-term investments on May 31, 2008, was $1,096,266, compared with $1,299,277 on May 31, 2007. The reduction in total cash and short-term investments, as well as working capital, is due to significant exploration expenditures incurred during 2008 of $3,506,343 compared with $3,477,602 for 2007 and $2,556,530 for 2006. The Company does not earn any revenue from its exploration and development activities.

The Company’s asset base as at May 31, 2008 has improved when compared with its asset base as at May 31, 2007, due to the capital raised through private placements. Grandview raised approximately $4.5 million in gross proceeds from private placements during 2008 and the Company raised approximately $2.8 million during 2007. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Share Capital Continuity	Number of Shares	Amount
Balance, May 31, 2007	24,841,890	$ 11,019,703
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)
Balance, May 31, 2008	36,288,765	$ 14,202,266

Warrants Continuity	Number of Warrants	Weighted Average Exercise Price
Balance, May 31, 2007	6,581,583	$ 1.18
Issued (Note 4(b))	5,853,480	0.62
Issued (1)	73,937	0.65
Exercised	(147,875)	0.45
Balance, May 31, 2008	12,361,125	$ 0.92

Stock Options Continuity	Number of Stock Options	Weighted Average Exercise Price
Balance, May 31, 2007	2,850,000	$ 1.26
Granted	2,700,000	0.63
Expired/cancelled	(975,000)	1.16
Balance, May 31, 2008	4,575,000	$ 0.89

The Company does not earn any revenue from its exploration and development activities.

While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of August 28, 2008, the Company had outstanding 36,288,765 common shares; 12,361,125 warrants; and 4,575,000 stock options.

RELATED PARTY TRANSACTIONS

Included in management services expense for 2008 is $Nil paid to a former President of the Company for consulting fees, travel expenses and management fees (2007: $11,422, 2006: $185,177).

The Chairman was paid $66,000 for consulting services (2007: $71,750, 2006: $Nil).

Consulting fees of $150,000 were paid to the President and Chief Executive Officer (“CEO”) of the Company for 2008 (2007: $91,000, 2006: $Nil). Also paid for 2008 were $24,000 in car and office allowances (2007: $14,000, 2006: $Nil) and $1,765 in travel expenses (2007: $13,822, 2006: $Nil). The CEO was advanced a loan of $90,000 on October 31, 2006. The loan bears no interest and is due on October 31, 2009.

A company with whom a director of the Company is affiliated was paid $Nil for consulting services during 2008 (2007: $70,000, 2006: $Nil).

Consulting services expenses of $76,974 were paid to the Chief Financial Officer of the Company for 2008 (2007: $21,000, 2006: $12,000).

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at May 31, 2008 of $13,090, compared with $Nil as at May 31, 2007.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Critical Accounting Policies

Income Tax

The Company accounts for income taxes in accordance with the asset and liability method. The determination of future income tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Mineral Property Costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects. The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of 3 months or less at the date of original issue.

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related \ exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option or from warrant exercises would be anti-dilutive.

Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows: At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Changes in Accounting Policies including Initial Adoption

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The Company has adopted these new standards effective June 1, 2007.

Comprehensive Income, Equity, Financial Instruments and Hedges

On October 1, 2006, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865, "Hedges."

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. GST and sundry receivable, prepaid expenses, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and are classified as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustment as part of other comprehensive income.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

Inventories

Handbook Section 3031, Inventories, relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The new standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has determined that this standard does not have a significant impact on its financial statements.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on June 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards (“IFRS”)

In January 2006, the AcSB formally adopted the strategy of replacing financial reporting under Canadian GAAP with financial reporting under IFRS, for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable for-profit enterprises. Financial reporting under IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare comparative financial statements in accordance with IFRS beginning with the three-month period ended February 28, 2010. The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets

In October 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

United States GAAP

Refer also Note 17 to the annual audited financial statements for 2008 for a discussion of GAAP accounting pronouncements in the United States (“US”) that have or may in subsequent reporting periods affect the differences reported by the Company between Canadian GAAP and US GAAP.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting as of May 31, 2008, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of May 31, 2008, such financial reporting disclosure controls and procedures and the design of the Company’s internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during 2008 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

OUTLOOK

Fiscal 2008 has been a very interesting year not only for the Company, but also for the mining and exploration industry in general. We had some tremendous success with drill programs at both our Dixie Lake and Pony Creek projects last summer and early in the 2008 winter months.

At Dixie Lake a drill program designed to test a number of unanswered questions from previous exploration programs encountered a previously unknown zone of high-grade quartz veins with abundant visible gold in drill core. The NS Zone at Dixie Lake remains a very intriguing target, though it has been difficult to define to this point with drilling. We remain confident that future work will continue to provide us with good results in the hopes of making a significant discovery on a property that continues to surprise us to the upside. We then turned our focus to the Sanshaw-Bonanza Property that is contiguous with the western boundary of the Goldcorp/Premier Gold Rahill-Bonanza Joint Venture project. Difficulties in drilling prevented us from evaluating all targets, but we are however undeterred, and believe the project deserves a second attempt, as we believe those targets are still valid today and remain untested.

At Pony Creek, our geological staff poured over a large historic database to look for additional clues with respect to controls of mineralization within the South Resource Area. New structural concepts were tested and proved very successful. A series of holes tested the idea of northerly structures as conduits for fluid flow and we were rewarded with several holes including 42.7 meters grading 2.59 grams per tonne gold. We are currently modeling this new data in an attempt to better understand controls on mineralizing fluids and determine the overall potential of the project.

In Manitoba we completed first pass prospecting of the belt. The results were mixed, but we did identify a number of areas to follow up, including the Angelina property towards the northern end of our land position. A number of samples returned +10 grams per tonne assays (with visible gold noted) on some shear zones that had previously been identified, but not drilled. The Company completed a limited seven-hole drill program at Angelina to test this shear zone at depth. Our efforts were not rewarded and we have no further plans for the Angelina Property at this time. We will continue to explore the Rice Lake Belt in the summer of 2008 with the hopes making additional discoveries in this little tested belt.

Notwithstanding the short-term difficulties facing the mining/exploration industry at present, the Company plans to continue to explore our priority projects as well as identify new projects to add to our holdings. It is the lifeblood of a mining/exploration company to be continually looking to upgrade their property position. It does not mean that we do not have confidence in our current projects, simply is it a necessary factor for ongoing success. In looking for new (better) projects we will increase the quality of projects we focus our efforts on and build a stronger company for the long term. We are also exploring other avenues to strengthen the company through discussions with others in the industry in an attempt to find suitable partners.

As we have stated previously, we will continue to our stated strategy of exploring for top quality projects in known mining camps, more specifically the Carlin Trend in Nevada and the Red Lake and Rice Lake camps in Canada. The mining industry has had many bull and bear cycles over the years and we are definitely in a bear at this point (along with most industries and markets). These are “cycles” and though we need to act prudently, we shall continue to push ahead and ensure the company is strategically situated for the next up turn to maximize shareholder value. We cannot predict when, but we know it will happen and we will be ready.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.